UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Laureate Education, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.004 per share
(Title of Class of Securities)

518613203
(CUSIP Number)

William L. Cornog

c/o Wengen Alberta, Limited Partnership

c/o Laureate Education, Inc.

650 South Exeter Street

Baltimore, Maryland 21202

with a copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, Illinois  60661

Telephone: (312) 902-5493
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203		13D
1		NAMES OF REPORTING PERSONS
Wengen Alberta, Limited Partnership

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,917,693*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,917,693*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.03%*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.

CUSIP No. 518613203		13D
1		NAMES OF REPORTING PERSONS
Wengen Investments Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
68,917,693*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
68,917,693*

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,917,693*

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.03%*

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by Wengen Alberta, Limited Partnership (“Wengen”) and Wengen Investments Limited (“Wengen GP” and, together with Wengen, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 16, 2017, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 to such Schedule 13D filed on April 25, 2018, November 15, 2018, November 21, 2018, June 19, 2019, September 23, 2019 and March 24, 2021, respectively (as so amended, the “Statement”). This Amendment No. 7 is being filed by the Reporting Persons to report that Wengen effected a pro rata distribution of 17,229,423 shares of the Issuer’s Class A Common Stock to Wengen’s limited partners in proportion to their respective ownership percentages in Wengen, as described in more detail below. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On March 26, 2021, Wengen effected the Distribution.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Statement are hereby amended and restated to read as follows:

The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a) and (b). Following the Distribution, the Reporting Persons may be deemed to beneficially own, in the aggregate, 68,917,693 shares of Class A Common Stock, which represent, in the aggregate, approximately 35.03% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to the Exchange Act and based on information provided by the Issuer and assuming the full conversion of all outstanding shares of Class B Common Stock to shares of Class A Common Stock, as a result of Wengen’s ownership, following the Distribution, of 68,917,693 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of Wengen GP or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP, and with respect to voting on certain matters and disposition of such securities, subject to certain limitations, such powers will be exercised by Wengen GP at the direction of each underlying investor in Wengen, in each case, with respect to a number of shares representing such investor’s pro rata interest in Wengen.

The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.

The filing of this Statement shall not be construed as an admission that either Wengen or Wengen GP is the beneficial owner of any securities covered by this Statement.

The Wengen Investors and certain of their affiliates separately make Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

(c) Except as set forth in Item 4, no Reporting Person has effected any transaction in the Class A Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2021

WENGEN ALBERTA, LIMITED PARTNERSHIP

By:	Wengen Investments Limited, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

WENGEN INVESTMENTS LIMITED

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Director

SCHEDULE I

DIRECTORS OF WENGEN GP

The following sets forth the name, business address, principal occupation of each director of Wengen GP, the number of shares of the Issuer’s Class A Common Stock beneficially owned by each such director and a description of any transactions in the Issuer’s Class A Common Stock that were effected during the past sixty days by each such director.  Each director is a citizen of the United States.

Director and Business Address	Principal Occupation	Shares of Class A Common Stock Beneficially Owned	Transactions in the Issuer’s Class A Common Stock Within 60 Days
Brian Carroll c/o Laureate Education, Inc. 650 South Exeter Street Baltimore, Maryland 21202	Managing Partner Carroll Capital LLC	13,620 (1)	None
Andrew Cohen c/o Cohen Private Ventures, LLC 510 Madison Avenue New York, New York 10022	Managing Director Cohen Private Ventures, LLC	See Footnote (2)	See Footnote (2)
William Cornog c/o KKR Capstone Americas LLC 30 Hudson Yards New York, New York 10001	Global Head KKR Capstone Americas LLC	22,986	None
M. Avi Epstein c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Managing Director, Chief Operating Officer, General Counsel and Chief Compliance Officer, Sterling Partners	None	None
Ian Snow c/o Snow Phipps Group, LLC 667 Madison Avenue New York, New York 10065	Chief Executive Officer and Co-Founding Partner Snow Phipps Group, LLC	See Footnote (3)	See Footnote (3)
Steven M. Taslitz c/o Sterling Partners 401 N. Michigan Avenue Suite 3300 Chicago, Illinois 60611	Senior Managing Director Sterling Partners	See Footnote (4)	See Footnote (4)

(1) Includes 4,611 shares of Class B Common Stock reserved for issuance upon distribution of Mr. Carroll’s Deferred Compensation Plan account when he retires from the Issuer’s board of directors.

(2) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D filed by Cohen Private Ventures, LLC on April 2, 2021 in connection with the Distribution.

(3) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D filed by Snow Phipps on March 30, 2021 in connection with the Distribution.

(4) Information concerning the director’s beneficial ownership of Class A Common Stock and transactions in the Issuer’s Class A Common Stock effected during the past sixty days is incorporated herein by reference to the Schedule 13D filed by Sterling on April 6, 2021 in connection with the Distribution.